Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan

We consent to the incorporation by reference in the Registration Statement (No. 2-89230) on Form S-8 of TOTAL S.A. (filed by Petrofina) of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan as of December 31, 2006 and 2005, the statements of changes in net assets available for benefits for the years then ended and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan.

/s/ KPMG LLP
KPMG LLP
Houston, Texas June 27, 2007